Robert W. McComis	SunTrust Bank
Senior Vice President	303 Peachtree NE, 26th Floor
Atlanta, Georgia 30308
Tel 404.588.8201
Fax 404.813.0000

February 26, 2007

Ms. June Krueger
Assistant Vice President
Wells Fargo Commercial Mortgage Servicing
1320 Willow Pass Road
Suite 210
Concord, California 94520

Re: Annual Compliance Statement for Series 2006 IQ 11

Dear Ms. Krueger:

As required by the IQ11 Primary Servicing Agreement, with respect to the period ending on December 31, 2006, I have reviewed the activities of SunTrust during the preceding calendar year and its performance under this Agreement has been made under my supervision, and, to the best of my knowledge, based on such review, SunTrust has performed and fulfilled its duties, responsibilities and obligations under this Agreement in all material respects through such year except as disclosed in the Reg AB letter (copy attached).

Sincerely,
/s/ Robert W. McComis